# Cue Energy Resources Limited


A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au




19 June 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Vanessa

Andrew M Knox
Public Officer

Enc.

# Cue Energy Resources Limited

A.B.N. 45 066 383 971

## *RELEASE*

### ***Extended Entitlement Offer Timetable***

The Company advises the closing date has been extended to 16 July (5.00pm AEST) to allow shareholders further extended time to make application.
The revised forward timetable is as follows.

| Event | Date |
|---|---|
| Record Date (7.00pm AEST) | 19 June 2009 |
| Offer Document (including Entitlement and Acceptance Forms) dispatched to Eligible Shareholders | 25 June 2009 |
| Closing Date (5.00pm AEST) | 16 July 2009 |
| Shares quoted on a deferred settlement basis | 17 July 2009 |
| Notify ASX of under-subscriptions | 22 July 2009 |
| Allotment and issue of New Shares | 23 July 2009 |
| Despatch holding statements | 27 July 2009 |
| Normal trading of New Shares commences | 28 July 2009 |

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Andrew Knox
Chief Financial Officer

**Cue Energy Resources Limited**
ABN 45 066 383 971

# Entitlement Offer

Details of a non-renounceable entitlement offer of 1 New Share for every 5 Shares held on the Record Date at an offer price of $0.15 per New Share.

**Important Information**

**Important**

This Offer Document is an important document and requires your immediate attention. It should be read in its entirety. This Offer Document has been prepared by Cue Energy Resources Limited (ABN 45 066 383 971) ("Cue Energy Resources") in accordance with section 708AA of the Corporations Act 2001 (Cth) ("Corporations Act") as modified by ASIC Class Order 08/35, which permits companies to conduct entitlement offers without issuing a disclosure document that has been lodged with ASIC. This Offer Document therefore does not include the information required to be included in a disclosure document such as a prospectus. As a result, it is important for shareholders to read and understand the publicly available information on Cue Energy, the Entitlement Offer and the Shortfall Offer prior to subscribing for New Shares. In particular, please refer to the information contained in this Offer Document and the information released by Cue Energy to the ASX. If you do not understand any part of this Offer Document, or you are in any doubt as to how to deal with your Entitlement, you should consult your accountant, stockbroker, solicitor, financial planner or other professional adviser. Your attention is drawn to the risk factors contained in section 5 of this Offer Document.

**Date**

This Offer Document is dated 19 June 2009. It has not been lodged with ASIC. Neither ASIC nor ASX takes any responsibility for the contents of this Offer Document.

**Electronic version of this Offer Document**

A copy of this Offer Document may be viewed on Cue Energy Resources' website www.cuenrg.com.au.

**Disclaimer**

No person is authorized to provide any information or to make any representation in connection with the Entitlement Offer described in this Offer Document which is not contained in this Offer Document. Any information or representation not so contained may not be relied on as having been authorized by Cue Energy Resources or any other person in connection with the Entitlement Offer.

**Privacy**

As an Eligible Shareholder, Cue Energy Resources (and Computershare Investor Services Pty Limited on its behalf) holds personal information about you. It does this to process and administer your investment in Cue Energy Resources and to provide related services to you. Cue Energy Resources may be required to disclose this information to third parties who carry out functions on its behalf and other third parties to whom disclosure is required by law. Applicants may request access to their personal information held by (or on behalf of) Cue Energy Resources by telephoning or writing to the Company Secretary.

**Forward Looking Statements**

Various statements in this Offer Document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known and unknown risks, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

**Definitions**

Certain abbreviations and other defined terms are used throughout this Offer Document. Defined terms are generally capitalised. Details of the definitions and abbreviations used are set out in Section 6 of this Offer Document.

**Corporate Directory**

**Cue Energy Resources Limited**
ABN 45 066 383 971

**Directors**
R.G. Tweedie LL.B – Chairman
E.G. Albers LL.B
L. Musca LL.B

**Registered Office**
Level 21, 114 William Street
Melbourne, Victoria, 3000

| | |
|---|---|
| Telephone: | +61 3 9670 8668 |
| Facsimile: | +61 3 9670 8661 |
| Email: | mail@cuenrg.com.au |
| Website: | www.cuenrg.com.au |

**Stock Exchange Listings**
*AUSTRALIA*
Australian Stock Exchange (ASX)
Level 3, 530 Collins Street
Melbourne, Victoria, 3000

| | |
|---|---|
| Telephone: | 61 3 9617 8611 |
| ASX Code: | CUE |

*PAPUA NEW GUINEA*
Port Moresby Stock Exchange (POMSox)
Level 4, Defens Haus
Cnr of Champion Parade and Hunter Street
PO Box 1531
Port Moresby, NCD, Papua New Guinea

| | |
|---|---|
| Telephone: | +675 320 1980 |
| Facsimile: | +675 320 1981 |

**Auditor**
PKF
Level 14, 140 William Street
Melbourne, Victoria, 3000

**Share Registry**
Computershare Investor Services Pty Limited
GPO Box 505
Melbourne, Victoria, 8060

| | |
|---|---|
| General enquiries: | 1300 513 850 |
| Overseas holders: | +61 3 9415 4371 |
| Email: | web.enquiries@computershare.com.au |
| Website: | www.computershare.com.au |

**Important Dates**

| **Event** | **Proposed Date (Estimate Only)** |
|---|---|
| Record Date | 19 June 2009 |
| Offer Document dispatched to Eligible Shareholders | 25 June 2009 |
| Offer closes | 16 July 2009 |
| Allotment and issue of New Shares | 23 July 2009 |
| Expected date of dispatch of Holding Statements | 27 July 2009 |

## 1. DETAILS OF THE ENTITLEMENT OFFER

## 1.1 *The Entitlement Offer*

Cue Energy Resources is offering Eligible Shareholders the opportunity to subscribe for 1 New Share for every 5 Shares held at 7.00pm Australian Eastern Standard Time ("AEST") on 19 June 2009, at the offer price of $0.15 per New Share ("Entitlement") ("Entitlement Offer"). Under the Entitlement Offer, Cue Energy Resources is seeking to raise up to approximately $18,847,170 (before costs of the Entitlement Offer).

Your Entitlement (which will be rounded down to the nearest whole Share) is shown on the personalized Entitlement and Acceptance Form which accompanies this Offer Document. Eligible Shareholders may subscribe for all, part or none of their Entitlement. Eligible Shareholders who take up their Entitlement may also apply for New Shares which are not taken up under the Entitlement Offer pursuant to a shortfall offer ("Shortfall Offer"). Further details regarding the Shortfall Offer are contained in Section 1.5 of this Offer Document.

When issued, the New Shares will rank equally with existing Shares.

## 1.2 Indicative Timetable

| | |
|---|---|
| Announcement Date | 11 June 2009 |
| "Ex" Date | 15 June 2009 |
| Lodgment of Offer Document and Cleansing Notice under section 708AA with ASX | 19 June 2009 |
| Record Date for calculation of Entitlements | 7:00 pm (AEST) on 19 June 2009 |
| Dispatch of Offer Document | 25 June 2009 |
| Closing date for Entitlement Offer | 16 July 2009 |
| Shares quoted on a deferred settlement basis | 17 July 2009 |
| Notify ASX of under subscriptions for New Shares | 22 July 2009 |
| Allotment and issue of New Shares | 23 July 2009 |
| Dispatch of holding statements | 27 July 2009 |
| Normal trading of New Shares commences | 28 July 2009 |

*These dates are indicative only and subject to change. Cue Energy Resources, subject to applicable laws, reserves the right to change any of these dates without notice. This may include extending the Entitlement Offer, closing the Entitlement Offer early or accepting late Applications, either generally or in particular case.*

## 1.3 Underwriting

The Entitlement Offer and Shortfall Offer are not underwritten.

## 1.4 Entitlement Offer is Non-Renounceable

The Entitlement Offer is non-renounceable and Eligible Shareholders may not transfer, dispose of or otherwise deal with any part of their Entitlement that they do not take up. There will be no trading of Entitlements on ASX.

## 1.5 Shortfall Offer

The Shortfall Offer is independent from the Entitlement Offer. The Shortfall Offer commences on the same date as the Entitlement Offer and will remain open until the Closing Date of the Entitlement Offer. Allocation of New Shares under the Shortfall Offer will be subject to there being a Shortfall under the Entitlement Offer and will otherwise take place at the sole discretion of the Directors of Cue Energy Resources.

### 1.6 Allotment

Under the current timetable, the New Shares issued under the Entitlement Offer are expected to be issued on 23 July 2009. The New Shares issued under the Shortfall Offer are also expected to be issued on 23 July 2009.

It is the responsibility of Applicants to confirm the number of New Shares allotted to them prior to trading in the securities. Applicants who sell New Shares before they receive notification of the number of securities allocated to them do so at their own risk.

### 1.7 ASX Listing

Within 7 days of the date of this Offer Document, Cue Energy Resources will apply to ASX for the New Shares to be admitted to quotation.

### 1.8 Overseas Shareholders

The Entitlement Offer and the Shortfall Offer are being made to Eligible Shareholders only. Eligible Shareholders are holders of Shares registered at 7.00pm on the Record Date with a registered address in Australia, New Zealand, Papua New Guinea or Singapore.

In accordance with the Listing Rules of the ASX, Cue Energy Resources has decided that it would be unreasonable to extend the Entitlement Offer and the Shortfall Offer to shareholders with registered addresses in countries other than Australia, New Zealand, Papua New Guinea or Singapore, having regard to:

- the number of shareholders resident in those countries;
- the number and value of New Shares that would be offered under the Entitlement Offer and the Shortfall Offer to shareholders resident in those countries; and
- the cost of complying with the legal requirements, and the requirements of regulatory authorities, in those countries.

Shareholders with registered addresses in Australia, New Zealand, Papua New Guinea or Singapore holding Shares on behalf of persons who are resident in other countries are responsible for ensuring that taking up their Entitlement does not breach the laws of the relevant country. The return of a duly completed Entitlement and Acceptance Form, or a payment via BPAY®, will constitute a representation by the applicant that there has been no breach of any such laws.

Where this Offer Document has been sent to shareholders with registered addresses outside Australia, New Zealand, Papua New Guinea or Singapore who are not entitled to participate in the Entitlement Offer or the Shortfall Offer, it is sent to them for information purposes only.

### 1.9 CHESS and Issuer Sponsored Holdings

Cue Energy Resources participates in the security transfer system known as CHESS (Clearing House Electronic Subregistry System). ASX Settlement and Transfer Corporation Pty Limited ("ASTC"), a wholly owned subsidiary of ASX, operates CHESS in accordance with the ASX Listing Rules and the ASTC Settlement Rules. Under CHESS, Eligible Shareholders will not receive a share certificate but will be issued a holding statement of Shares.

If you are broker sponsored, and you take up all or part of your Entitlement, ASTC will send you a CHESS holding statement. The CHESS holding statement will set out the number of New Shares issued to you under this Offer Document and provide details of your holder identification number and the participant identification number of the sponsor. If you are registered on the issuer sponsored sub-register, and you take up all or part of your Entitlement, your statement will be dispatched by Cue Energy Resources' share

registrar and will contain the number of New Shares issued to you under this Offer Document and a security holder reference number.

### 1.10 Taxation Implications

Eligible Shareholders should be aware that there may be taxation liabilities arising from the subscription for New Shares and the sale of those New Shares. For this reason, it is very important that Eligible Shareholders consult their own taxation or other advisers in relation to the taxation laws and regulations applicable to their personal circumstances.

## 2. ACTION REQUIRED BY ELIGIBLE SHAREHOLDERS

### 2.1 If you wish to take up your Entitlement in full or in part, and potentially apply for New Shares under the Shortfall Offer

If you wish to take up your Entitlement in full (or part of your Entitlement and allow the balance to lapse), and, if you take up all of your Entitlement, if you wish to apply for New Shares in excess of your Entitlement under the Shortfall Offer, you have two options.

Option 1: Submit your completed Entitlement and Acceptance Form together with a cheque for payment

You should complete the accompanying Entitlement and Acceptance Form in accordance with the instructions set out on the form, indicating the number of New Shares you wish to apply for in respect of your Entitlement (and, if you wish, the number of additional New Shares you wish to apply for in excess of your Entitlement under the Shortfall Offer).

Send your completed Entitlement and Acceptance Form (together with your cheque for the application monies applicable to the number of New Shares you wish to apply for under the Entitlement Offer and the Shortfall Offer) to reach the share registrar, Computershare Investor Services, at:

**Postal:**
Computershare Investor Services Pty Ltd
GPO Box 505
Melbourne VIC 8060

by no later than 5.00pm (AEST) on 16 July 2009.

Cheques for application monies under the Entitlement Offer and, if applied for, the Shortfall Offer should be made payable to "Cue Energy Resources Limited" and crossed "Not Negotiable". Receipts for payments will not be issued.

Option 2: Pay via BPAY®

You should pay for the total number of New Shares you wish to apply for in respect of your Entitlement and, if you wish to take up additional New Shares in excess of your Entitlement, under the Shortfall Offer via BPAY®.

For payment by BPAY®, please follow the instructions on the personalised Entitlement and Acceptance Form (which includes the Biller Code and your unique Reference Number). You can only make a payment via BPAY® if you are the holder of an account with an Australian financial institution that supports BPAY® transactions. Please note that should you choose to pay by BPAY®:

- you do not need to submit the personalised Entitlement and Acceptance Form but are taken to have made the declarations on that personalised Entitlement and Acceptance Form; and
- if you do not pay for your full Entitlement, you are deemed to have taken up your Entitlement in respect of such whole number of New Shares which is covered in full by your BPAY® payment.

Please make sure to use the specific Biller Code and unique Reference Number on your personalised Entitlement and Acceptance Form. If you receive more than one personalised Entitlement and Acceptance Form, please only use the Reference Number specific to the Entitlement on that Form.

If you inadvertently use the same Reference Number for more than one of your Entitlements and/or pay for more than the Entitlement to which that Reference Number applies, you will be deemed to have applied for as many New Shares under the Shortfall Offer as that excess amount will pay for in full.

Your payment via BPAY® will not be accepted after the Closing Date, being 5.00pm (AEST) on Thursday, 16 July 2009, and no New Shares will be issued to you in respect of that Application.

You should be aware that your financial institution may implement earlier cut-off times with regards to electronic payment and you should therefore take this into consideration when making payment.

### 2.2 If you do not wish to take up any of your Entitlement

If you decide not to take up any of your Entitlement, you are not required to take any action and your Entitlement will automatically lapse on the closing date of the Entitlement Offer.

### 2.3 General

All payments are to be made in Australian currency by way of a cheque drawn on and payable at any Australian bank or any bank operating in Australia, or via BPAY®.

Application monies will be held in trust in a subscription account until allotment. The subscription account will be established and kept by Cue Energy Resources on behalf of the Applicants until allotment of the New Shares to the Applicants.

If you apply for New Shares under the Shortfall Offer, there is no assurance that you will be issued any of those New Shares. The number, if any, of New Shares you will be issued under the Shortfall Offer will depend on demand for New Shares from other Eligible Shareholders. In the event that an Applicant is not issued with New Shares in full satisfaction of the application monies provided, the relevant application monies not applied towards the issue of New Shares will be refunded without interest.

If an Entitlement and Acceptance Form is not completed correctly, received late, or if the accompanying payment of the application monies is for the wrong amount, it may still be treated as a valid Application. The Directors' decision whether to treat the Application as valid and how to construe, amend or complete the Entitlement and Acceptance Form is final. However, an Applicant will not be treated as having applied for more New Shares than is indicated by the sum of the application monies received by cheque or BPAY®.

## 3. PURPOSE OF THE ENTITLEMENT OFFER AND SHORTFALL OFFER

The funds raised by the Entitlement Offer and the Shortfall Offer will be applied, with existing funds and after payment of the costs of the Entitlement Offer, to augment working capital and, in particular, to assist in the development of the Wortel gas field in Indonesia, appraisal of the Manaia oil discovery in New Zealand and ongoing exploration.

The Entitlement Offer and Shortfall Offer will raise up to approximately $18,847,170 (on the basis of full acceptances) before costs. It is currently expected that the funds raised will be applied as follows:

| | Effect of the Entitlement Offer |
|---|---|
| **Activity** | **Allocated Funds** |
| Working capital | $18,787,170 |
| Anticipated expenses of the Entitlement Offer | $60,000 |
| Gross funds to be raised | $18,847,170 |

The intended use of funds above assumes full subscription by shareholders under the Entitlement Offer and the Shortfall Offer.

Cue Energy Resources' actual allocation of funds may change depending on the circumstances in which its business develops and operates. Cue Energy Resources will provide details of its actual expenditure in its periodic reports and as otherwise required by the ASX Listing Rules.

## 4. EFFECT OF THE ENTITLEMENT OFFER AND SHORTFALL OFFER

### 4.1 Financial effect

Upon completion of the Entitlement Offer and the Shortfall Offer, Cue Energy Resources' cash reserves will increase by the amount raised, being up to $18,787,170 ($18,847,170 less costs which are estimated at $60,000). This will increase the funds available to Cue Energy Resources to be applied towards the activities described in Section 3. This increase in Cue Energy Resources' cash reserves will result in the Cash and Cash Equivalents item in Cue Energy Resources' balance sheet increasing by the net amount raised under the Entitlement Offer and the Shortfall Offer and it will have the same effect on the balance sheet items representing Total Current Assets and Total Assets. The balance sheet items representing Issued Capital and Total Equity will also increase by the gross funds raised under the Entitlement Offer and the Shortfall Offer.

### 4.2 Capital Structure

Issued capital assuming full subscription under the Entitlement Offer

In the event the Entitlement Offer is fully subscribed, Cue Energy Resources' Shares on issue will change in the manner set out below (subject to rounding down of Entitlements):

| **Issued capital** | **Shares** |
|---|---|
| Issued capital as at the date of this Offer Document | 628,239,007 |
| Maximum securities to be issued under the Entitlement Offer | 125,647,801 |
| **Total securities on issue following the Entitlement Offer and the Shortfall Offer**[1] | **753,886,808** |

### 4.3 Options

Cue Energy Resources also has 6,800,000 unlisted options on issue which are exercisable as follows:

| Total Number | Exercise Price | Expiry |
|---|---|---|
| 1,000,000 | 35¢ | 01/06/2010 |
| 1,700,000 | 15¢ | 19/04/2012 |
| 1,033,336 | 20¢ | 19/04/2012 |
| 1,366,666 | 22.5¢ | 19/04/2012 |
| 1,366,665 | 25¢ | 19/04/2012 |
| 333,333 | 35¢ | 19/04/2012 |

These options are not expected to be impacted by the Entitlement Offer.

### 4.4 Possible Effect on the Control of Cue Energy Resources

Todd Petroleum Mining Company Limited ("Todd") owns approximately 25.1% of the Shares currently on issue. In addition, Richard Tweedie, Chairman of Cue Energy Resources, is Managing Director of Todd. Should it eventuate that Todd takes up its full Entitlement under the Entitlement Offer but other Eligible Shareholders do not take up any of the New Shares being offered under the Entitlement Offer and the

1 This assumes 100% take up of New Shares under the Entitlement Offer and the Shortfall Offer.

Shortfall Offer, Todd would hold approximately 28.7% of the expanded share capital of Cue Energy Resources following the completion of the Entitlement Offer and the Shortfall Offer. However, other Eligible Shareholders taking up New Shares under the Entitlement Offer and the Shortfall Offer would result in a correspondingly smaller increase in Todd's percentage holding of Shares. Cue Energy Resources does not consider that any increase in Todd's percentage holding of Shares is likely to have a material effect on the Company.

Todd is New Zealand's largest locally owned producer of oil and gas. It has a predominant focus in oil and gas production and exploration. It has significant interests in electricity generation and gas/lpg distribution and retail in New Zealand.

## 5. RISK FACTORS

There are a number of factors, both specific to Cue Energy Resources and of a general nature, which may affect the future operating and financial performance of Cue Energy Resources and the value of an investment in Cue Energy Resources. Some of these factors can be mitigated by appropriate commercial action. However, many are outside the control of Cue Energy Resources, or are dependent on the policies adopted and approaches taken by regulatory authorities, or otherwise cannot be mitigated. This section describes some of the risks associated with an investment in Cue Energy Resources.

Before deciding whether to invest in Cue Energy Resources, Eligible Shareholders should consider carefully the following factors, as well as the other information contained in this Offer Document and, if they consider appropriate, take professional advice from their accountant, stockbroker, financial planner, solicitor or other professional adviser.

### 5.1 General Equity Market Risk

Investors should be aware that there are risks associated with any investment listed on the ASX. The value of Shares may rise above or below the issue price of $0.15 per New Share, depending on the financial and operating performance of Cue Energy Resources and external factors over which Cue Energy and the Directors have no control. These external factors include:

- economic conditions in Australia and overseas;
- investor sentiment in the local and international stock markets;
- changes in fiscal, monetary, regulatory and other government policies; and
- development and general conditions in the markets in which Cue Energy Resources operates.

### 5.2 Operational Factors and Risks

There are a number of special trade factors and risks that could materially affect the prospects of Cue Energy Resources and its subsidiaries, including the following:

- Cue Energy Resources' requirements for cash to meet its working capital and joint venture/participating interest expenses could require the Company in the future to raise funds or divest its investments and/or assets;

- Maari oil reserves and rates of production may not prove to be as high as expected;

- Oyong oil and gas reserves and rates of production may not prove to be as high as expected;

- the Indonesian authorities may not give the requisite approvals in respect of any part of the development of Wortel by Cue Energy Resources and the other joint venture parties;

- the Wortel gas development may prove to be less commercially positive than expected or the development may be delayed;

- the results of exploration and the costs of exploration and development are uncertain;

- there may be material changes in oil and gas prices;
- there may be material changes in the value of the Australian dollar against all currencies;
- the level of interest rates may change;
- the performance of the New Zealand, Australian, Papua New Guinea and Indonesian economies may change;
- there may be changes to government policy, taxation or regulation in Australia, New Zealand, Papua New Guinea and Indonesia, particularly in relation to oil and gas exploration and production;
- there may be disruption to Cue Energy Resources' oil and gas operations;
- acts of terrorism may occur;
- there may be political or trade disputes in the regions where the Company operates;
- competition, market conditions, oil prices and the depletion of oil reserves may affect the ongoing profitability of Cue Energy Resources' business;
- there may be a lack of liquidity in the market for Shares;
- there may be cost increases in relation to projects that Cue Energy Resources is or may be a participant in;
- the share market may develop a negative perception of Cue Energy Resources and/or the oil and gas industry;
- there may be mergers, joint ventures or acquisitions made by Cue Energy Resources which may adversely impact on the position or perception of Cue Energy Resources in the share market;
- there may be blowouts, fires and other disasters in hydrocarbon exploration and production in which Cue Energy Resources is participating; and
- the continuing solvency of Cue Energy Resources cannot be guaranteed.

**This is not an exhaustive list of risks, as many risks may not be foreseeable. You are advised to seek independent advice and consider your own position carefully before you invest.**

## 6. ADDITIONAL INFORMATION

### 6.1 Continuous Disclosure Obligations

Cue Energy Resources is subject to regular reporting and disclosure obligations. Specifically, like all listed companies, Cue Energy Resources is required to continuously disclose any information it has to the market which a reasonable person would expect to have a material effect on the price or the value of its securities. The New Shares which will be issued under the Entitlement Offer and Shortfall Offer are in the same class of Shares that are quoted on the official list of ASX.

This Offer Document is intended to be read in conjunction with publicly available information in relation to Cue Energy Resources which has been notified to ASX. Investors should therefore have regard to the other publicly available information in relation to Cue Energy Resources before making a decision whether or not to invest.

Copies of all documents lodged with ASIC in relation to Cue Energy Resources can be inspected at its registered office during normal office hours.

Cue Energy Resources has lodged the following announcements with ASX since the lodgment of its 2008 annual financial statements:

| Date | Announcement |
|---|---|
| 19 June 2009 | Extended Entitlement Offer Timetable |
| 18 June 2009 | Investor Presentation June 2009 |
| 11 June 2009 | Notice to Shareholders – Non-renounceable Entitlement Offer |
| 11 June 2009 | Notice under section 708AA(2)(f) of the Corp Act 2001 (Cth) |
| 11 June 2009 | Appendix 3B |
| 11 June 2009 | Trading Halt |
| 5 June 2009 | Response to an ASX Query – Director's Interest Notice |
| 29 May 2009 | Appendix 3Y x 3 |
| 19 May 2009 | Manaia – 1 Appraisal Well |
| 8 May 2009 | Response to an ASX Query - Appendix 5B |
| 29 April 2009 | Quarterly Report for Period Ended 31 March 2009 |
| 20 April 2009 | Cue First Maari Oil Cargo |
| 31 March 2009 | MEO: Completes acquisition-Artemis 3D Marine Seismic Survey |
| 23 March 2009 | MEO: Progress report – Artemis 3D Marine Seismic Survey |
| 23 March 2009 | HZN: Maari Development Drilling update 23 March 2009 |
| 16 March 2009 | MEO: Progress Report Artemis 3D Marine Seismic Survey |
| 11 March 2009 | HZN: Maari Dev drilling update_11 March 2009 |
| 10 March 2009 | MEO: Acquisition of Artemis 3D Seismic Survey in WA-360-P |
| 6 March 2009 | SandP Announces March SP/ASX Index Rebalance |
| 27 February 2009 | Half Year Financial Report and Directors Report 31 Dec 2008 |
| 25 February 2009 | Maari Field First Oil |
| 19 February 2009 | MEO: Progress Report |
| 18 February 2009 | Appendix 3B |
| 17 February 2009 | February 2009 Presentation |
| 13 February 2009 | Zeus -1 Update 13th February 2009 |
| 13 February 2009 | MEO: Zeus-1 Update |
| 12 February 2009 | MEO: Zeus-1 Update |
| 11 February 2009 | Weekly Drilling Report Zeus -1 11th February 2009 |
| 11 February 2009 | MEO: Update of Zeus-1 |
| 10 February 2009 | MEO: Zeus-1 Weekly Update |
| 6 February 2009 | Appendix 3Y |
| 4 February 2009 | MEO: Progress Report |
| 4 February 2009 | Weekly Drilling Report Zeus -1 4th February 2009 |
| 3 February 2009 | MEO: Zeus-1 Update |

| Date | Announcement |
| --- | --- |
| 29 January 2009 | Quarterly Report for Period Ended 31 December 2008 |
| 28 January 2009 | Weekly Drilling Report Zeus -1 28th January 2009 |
| 27 January 2009 | MEO: Zeus-1 Update |
| 21 January 2009 | Weekly Drilling Report Zeus -1 21st January 2009 |
| 20 January 2009 | MEO: Zeus-1 Update |
| 19 January 2009 | Zeus -1 Well |
| 16 January 2009 | MEO: Zeus-1 Update |
| 8 January 2009 | MEO: Zeus-1 Update – Handover of Songa Venus drilling rig |
| 2 January 2009 | MEO secures 12mth extension to farm-in to WA359P and WA360P |
| 23 December 2008 | MEO: RDI options in relations to MEO's Timor Sea Prjts lapse |
| 16 December 2008 | MEO: Update on Zeus-1 Timing |
| 11 December 2008 | Spikey Beach -1 Update T38P |
| 5 December 2008 | HZN: Maari Development Drilling Update_5 Dec 2008 |
| 2 December 2008 | MEO: Farm-in options over two North West Shelf Permits lapse |
| 26 November 2008 | Updated CEO Presentation – AGM |
| 26 November 2008 | Outcome of Resolutions – AGM 26 November 2008 |
| 26 November 2008 | CEO Presentation – AGM |
| 26 November 2008 | Chairman's Address – AGM |
| 11 November 2008 | Maari Oil Field Development Update |
| 10 November 2008 | Appendix 3B |
| 6 November 2008 | Presentation November 2008 |
| 28 October 2008 | Appendix 3Y |
| 24 October 2008 | Notice of Annual General Meeting and Explanatory Memorandum |
| 24 October 2008 | Annual Report 2008 |

**Contracts**

Mr Richard Tweedie is the Chairman of Cue Energy Resources and is an executive of Todd, a company that has a 16% interest in PEP38413 in the Taranaki Basin, New Zealand. Cue Energy Resources, as a result of its purchase of Delta Oil Taranaki Pty Ltd's 5% interest in PEP38413, assumed the obligation to pay to Todd a royalty of US$0.20 (plus GST) per barrel of Cue Energy Resources' share of crude oil produced from PEP38413.

Mr E.G. Albers, a director of Cue Energy Resources, has a substantial shareholding in and is a director of Exoil Limited which is a 50% joint venturer with Cue Energy Resources in respect to the Bass Basin permits, T/37P and T/38P, and the Carnarvon Basin permit WA-359-P. In addition, Mr Albers is a director and substantial shareholder of Gascorp Australia Ltd which is a 50% joint venturer with Cue Energy Resources in the Carnarvon Basin permits WA-360-P, WA-361-P and WA-409-P.

**Interest in Shares**

The Directors' relevant interests in Shares as at the date of this Offer Document were as follows:

| Director | Direct | Indirect | Total |
| --- | ---: | ---: | ---: |
| R. Tweedie * | 2,163,704 | 158,263,228 | 160,426,932 |
| E.G. Albers | 6,383,020 | 42,166,053 | 48,549,073 |
| L. Musca | 1,166,156 | 11,514,553 | 12,680,709 |

* The relevant interests for Mr R. Tweedie include 157,519,429 Shares held by Todd.

The holders of Shares in which Directors have relevant interests will be entitled to participate in the Entitlement Offer to the extent of their Entitlement.

## 7. DEFINITIONS

**AEST** means Australian Eastern Standard Time.

**Applicant** means a person who submits a valid Entitlement and Acceptance Form, or makes or a payment via BPAY®, in respect of the Entitlement Offer or Shortfall Offer (as applicable).

**Application** means an application by way of a completed Entitlement and Acceptance Form, or a payment via BPAY®, to subscribe for New Shares under the Entitlement Offer or Shortfall Offer (as applicable).

**ASIC** means the Australian Securities and Investments Commission.

**ASTC** means ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

**ASX** means ASX Limited (ABN 98 008 624 691) or the financial market operated by that entity known as the Australian Securities Exchange (as applicable).

**ASX Listing Rules** means the official listing rules of ASX.

**Corporations Act means** the *Corporations Act 2001* (Cth).

**Cue Energy Resources** or **Company** means Cue Energy Resources Limited (ABN 45 066 383 971).

**Directors** means the directors of Cue Energy Resources.

**Eligible Shareholder** means a Shareholder whose address (as registered on Cue Energy Resources' share register) is in Australia, New Zealand, Papua New Guinea or Singapore and who holds Shares at the Record Date.

**Entitlement** means the number of New Shares to which an Eligible Shareholder is entitled to subscribe for under the Entitlement Offer.

**Entitlement and Acceptance Form** means the form accompanying this Offer Document which sets out the number of New Shares in respect of each Entitlement and provides the means for acceptance of all or part of an Entitlement under the Entitlement Offer and the means for applying for New Shares in excess of an Entitlement under the Shortfall Offer (unless payment for New Shares under the Entitlement Offer or Shortfall Offer is made via BPAY®).

**Entitlement Offer** means the offer of New Shares to Eligible Shareholders as described in this Offer Document on the basis of 1 New Share for every 5 Shares held on the Record Date at an offer price of $0.15 per New Share.

**New Shares** means the Shares offered to Eligible Shareholders under the Entitlement Offer and the Shortfall Offer as described in this Offer Document.

**Offer Document** means this offer document dated 19 June 2009.

**Record Date** means 7.00pm (AEST) on 19 June 2009.

**Share** means a fully paid ordinary share in the capital of Cue Energy Resources.

**Shortfall** means the number of New Shares comprising the difference between the number of New Shares available for subscription under the Entitlement Offer and the number of New Shares for which valid Entitlement and Acceptance Forms, or payments via BPAY® in respect of Entitlements, have been received and accepted by Cue Energy Resources by the closing date of the Entitlement Offer.

**Shortfall Offer** means the offer of the Shortfall to Eligible Shareholders under the Shortfall Offer described in Section 1.5 of this Offer Document.

**Todd** means Todd Petroleum Mining Company Limited.

**$** means Australian dollars unless otherwise specified.

## 8. ENQUIRIES

Enquiries in relation to the Entitlement Offer or the Shortfall Offer should be directed to Cue Energy Resources' Company Secretary, Mr Andrew Knox:

| | | |
|---|---|---|
| Address | | |
| Level 21, 114 William Street | Telephone: | +61 3 9670 8668 |
| Melbourne Victoria 3000 | Facsimile: | +61 3 9670 8661 |

19 June 2009

Ms Kate Kidson
Principal Adviser, Issuers (Melbourne)
ASX Markets Supervision Ltd
Level 45
South Tower
525 Collins Street
Melbourne Vic 3000

**Re: Cue Energy Resources Limited**
**<u>Notice under section 708AA(2)(f) of the Corporations Act 2001 (Cth)</u>**

On 11 June 2009, Cue Energy Resources Limited (ABN 45 066 383 971) (***Cue Energy***) announced a non-renounceable entitlement offer of 1 fully paid Cue Energy ordinary share (***New Share***) for every 5 Cue Energy ordinary shares held as at 7.00pm (AEST) on 19 June 2009 (the ***Entitlement Offer***) by eligible shareholders with a registered address in Australia, New Zealand, Papua New Guinea and Singapore. Eligible Shareholders (other than Todd Petroleum Mining Company Limited and its associates) will also be entitled to subscribe for additional New Shares attributable to entitlements which are not taken up by shareholders under the Entitlement Offer (***Shortfall Offer***).

This notice is given by Cue Energy under section 708AA(2)(f) of the Corporations Act 2001 (Cth) (***Act***) as modified by Australian Securities and Investments Commission Class Order 08/35 (***CO 08/35***).

Cue Energy advises that:

(a) the New Shares will be offered for issue without disclosure under Part 6D.2 of the Act as modified by CO 08/35;

(b) this notice is being given under section 708AA(2)(f) of the Act as modified by CO 08/35;

(c) as at the date of this notice, Cue Energy has complied with:

    (i) the provisions of Chapter 2M of the Act as they apply to Cue Energy; and

    (ii) section 674 of the Act;

(d) as at the date of this notice, there is no excluded information of the type referred to in sections 708AA(8) and 708AA(9) of the Act as modified by CO 08/95; and

(e) except as disclosed in this notice, the issue of New Shares pursuant to the Entitlement Offer is not expected to have any material effect or consequence on the control of Cue Energy Resources.

Todd Petroleum Mining Company Limited (***Todd***) owns approximately 25.1% of the Cue Energy ordinary shares currently on issue. Should it eventuate that Todd takes up its full entitlement under the Entitlement Offer but other eligible shareholders do not take up any of the New Shares being offered under the Entitlement Offer and the Shortfall Offer, Todd would hold approximately 28.7% of the expanded share capital of Cue Energy following the completion of the Entitlement Offer and the Shortfall Offer. However, other eligible shareholders taking up New Shares under the Entitlement Offer and the Shortfall Offer would result in a correspondingly smaller increase in Todd's percentage holding of Cue Energy ordinary shares. Cue Energy does not consider that any increase in Todd's percentage holding of ordinary shares in the company is likely to have a material effect on the company.

Yours faithfully

Andrew Knox
Company Secretary

Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

22 June 2009



Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Vanessa Hatfield

Andrew M Knox
Public Officer

Enc.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cue Energy Resources Limited

ABN

45 066 383 971

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 125,647,801 New Ordinary fully Paid Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | 125,647,801 Ordinary Fully Paid Shares<br>AUD15 cents |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes (Ordinary Shares) |
| 5 | Issue price or consideration | Ordinary Shares AUD15 cents |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | To augment working capital, and in particular, to assist in the development of the Wortel gas field in Indonesia, appraisal of the Manaia oil discovery in New Zealand and ongoing exploration. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 27 July 2009 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 628,239,007 | Ordinary Fully Paid Shares |

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class | |
|---|---|---|
| | Exercise Price (cents A$) | Expiry Date |
| 1,000,000 | 0.35 cents | 01/06/2010 |
| 1,366,666 | 0.225 cents | 19/04/2012 |
| 1,366,665 | 0.25 cents | 19/04/2012 |
| 1,700,000 | 0.15 cents | 19/04/2012 |
| 1,033,336 | 0.20 cents | 19/04/2012 |
| 333,333 | 0.35 cents | 19/04/2012 |

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | No |
| 12 | Is the issue renounceable or non-renounceable? | Non-renounceable |
| 13 | Ratio in which the +securities will be offered | One new share for every five existing shares |
| 14 | +Class of +securities to which the offer relates | Ordinary shares |
| 15 | +Record date to determine entitlements | 19 June 2009 |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | Yes |
| 17 | Policy for deciding entitlements in relation to fractions | Rounded down |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br><br>Note: Security holders must be told how their entitlements are to be dealt with.<br><br>Cross reference: rule 7.7. | United States of America<br>United Kingdom<br>Hong Kong<br>Malaysia<br>Switzerland<br>Canada<br>Oman<br>Thailand<br>China<br>Denmark<br>Fiji<br>Indonesia<br>British Isles<br>Israel<br>Japan<br>Mexico<br>Netherlands<br>Peru<br>Philippines<br>Slovakia<br>Taiwan Province of China |
| 19 | Closing date for receipt of acceptances or renunciations | 16 July 2009 |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | N /A |
| 21 | Amount of any underwriting fee or commission | N/A |
| 22 | Names of any brokers to the issue | None |
| 23 | Fee or commission payable to the broker to the issue | None |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | None |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | N/A |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | 25 June 2009 |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | N/A |
| 28 | Date rights trading will begin (if applicable) | N/A |
| 29 | Date rights trading will end (if applicable) | N/A |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | N/A |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | N/A |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

27 July 2009

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: 22 June 2009
(Public Officer)

Print name: AM Knox

Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au



18 June 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.


cue
Cue Energy Resources Limited
INVESTOR PRESENTATIO
June 2009
IT'S ALL ABOUT PERFOR

Cue Energy Resources Limited

# DISCLAIMER & IMPORTANT NOTICE

Various statements in this document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

# CORPORATE UPDATE

# CUE ENERGY STATISTICS

## 20 Largest Shareholders Update

| | Shareholder | Ordinary Shares | Percentage Held |
|---|---|---|---|
| 1 | Todd Petroleum Mining Company Limited | 135,919,429 | 21.63% |
| 2 | UOB Kay Hian Private Limited | 96,753,893 | 15.40% |
| 3 | Octanex NL | 36,380,140 | 5.79% |
| 4 | Todd Tasman Oil Ltd | 21,600,000 | 3.44% |
| 5 | CIMB-GK Securities Pte Ltd | 15,089,871 | 2.40% |
| 6 | ANZ Nominees Limited | 13,585,064 | 2.16% |
| 7 | Berne No 132 Nominees Pty Ltd | 13,098,397 | 2.08% |
| 8 | Portfolio Securities Pty Ltd | 10,737,130 | 1.71% |
| 9 | Ernest Geoffrey Albers | 10,083,647 | 1.61% |
| 10 | Peter Findlay & Richard Norman Martin | 8,017,134 | 1.28% |
| 11 | Mr Colin MacEwan & Ms Bronwyn Beder | 7,475,000 | 1.19% |
| 12 | Custodial Services Limited | 3,246,131 | 0.52% |
| 13 | JP Morgan Nominees Australia Limited | 3,240,226 | 0.52% |
| 14 | National Nominees Limited | 3,004,667 | 0.48% |
| 15 | SCFI Pty Ltd | 3,000,000 | 0.48% |
| 16 | Mr Neil Clifford Abbott & Gellert Ivanson Trustee | 2,600,000 | 0.41% |
| 17 | Reviresco Nominees Pty Ltd | 2,400,000 | 0.38% |
| 18 | Mr Peter William Hall | 2,200,000 | 0.35% |
| 19 | Douglas Financial Consultants Pty ltd | 2,200,000 | 0.35% |
| 20 | Mr Richard Tweedie | 2,163,704 | 0.34% |

### Australian Registered Company

| | |
|---|---|
| Shareholders | 4,776 |
| Listings | Australia/PNG |
| Ordinary Shares | 628.2 Million |
| Top 20 Shareholders | 392.8 Million (62%) |

### Top 2 Shareholders

| | |
|---|---|
| Todd Petroleum | 25% |
| Singapore Petroleum | 15% |
| Market Capitalisation @ A0.15 cents | A$94 Million |
| Cash at 31 May 2009 | A$8.5 Million |
| Project Loan Facility | US$20 Million |
| Employees | 7 |

# NON-RENOUNEABLE ENTITLEMENT OFFER & SHORT FALL OFFER

- 1 for 5 up to 125,647,807 shares
- Raise up to $18,847,170
- Shares increase 628,239,207 to 753,886,808
- Eligible shareholders can subscribe for shortfall
- Neither is underwritten
- Use for working capital, Wortel Development, Manaia appraisal
- Close July 9 2009

# DIRECTORS & EXECUTIVES

### *NON EXECUTIVE CHAIRMAN*

**Richard Tweedie** LL.B — MD Todd Energy NZ – 25% of shares

### *NON EXECUTIVE DIRECTORS*

**Geoffrey Albers** LL.B — Founder – 7.7% of shares

**Leon Musca** LL.B — Lawyer - 1.6% of shares

### *CHIEF EXECUTIVE OFFICER*

**Bob Coppin** B Sc (Hons) — 40 years experience, oil & gas
Joined Cue 1994

### *CHIEF FINANCIAL OFFICER*

**Andrew Knox** B Com — 24 years experience, oil & gas
Joined Cue 1994

### *EXPLORATION MANAGER*

**Terry White** B Sc (Hons) — 27 years experience, oil & gas
Joined Cue 2008

**… very experienced team**

Cue Energy Resources Limited

# GROWTH PLAN

## … Australasian & SE Asian Focus

**To develop a highly valued E & P company with market capitalization greater than A$ 500 million**

## 1. Indigenous Growth

- EXPLORATION
- APPRAISAL
- DEVELOPMENT
- PRODUCTION

## 2. Acquisitions / Mergers

**… balanced portfolio**

# CUE HYDROCARBON INVENTORY

Cue Energy Resources Limited

## OIL RESERVES / RESOURCES


0.5 mmbls (2P*) Oyong (Indonesia)
0.14 mmbls (2P) SE Gobe (PNG)
2.5 mmbls (2P) Maari (New Zealand)
0.5 mmbls (2P equiv*) Manaia / Maari other (New Zealand)
1P Reserves 2.16 mmbls (71%)

... drives cashflow increase

## GAS RESOURCES / RESERVES


2.5 BCF (2P equiv) SE Gobe (PNG)
~30 BCF (2P equiv) Kimu (PNG)
120 BCF (2P equiv) Barikewa (PNG)
120 BCF (2P equiv) Maple/ Cash (Australia)
12 BCF 2P* Oyong (Indonesia)
12 BCF* (2P equiv) Wortel (Indonesia)

* Cue estimate

...Large future gas potential

# NET PRODUCTION FORECAST



BOEPD
3500
3000
2500
2000
1500
1000
500
0
2009
2010
2011
2012
2013
2014
2015
2016
2017
SE Gobe gas
Barikewa gas
Cash Maple gas
SE Gobe Oil
Oyong Oil
Maari Oil
Manaia, Maari Other Oil
Oyong Gas
Wortel Gas
Other Gas

# PROJECT UPDATES

# ASSET LOCATION MAP

Cue Energy Resources Limited



MALAYSIA
INDONESIA
IRIAN JAYA
PNG
PORT MORESBY
DARWIN
N.T.
QLD
W.A.
S.A.
N.S.W.
VIC
TAS
BRISBANE
SYDNEY
CANBERRA
ADELAIDE
MELBOURNE
HOBART
PERTH
OIL, GAS PRODUCTION
Sampang PSC
Cue 15%
CONTINGENT GAS RESOURCE
AC/RL 7
Cue 20%
EXPLORATION
WA-389-P
*Cue 100%
EXPLORATION
WA-409-P
*Cue 50%
EXPLORATION
WA-359-P
WA-360-P +
Cue 20%
EXPLORATION
WA-361-P
Cue 15%
OIL PRODUCTION
PDL3
Cue 5.568892%
(SE Gobe Unit 3.285651%)
EXPLORATION
PPL190
Cue 10.947%
CONTINGENT GAS RESOURCE
PRL9
Cue 14.894%
CONTINGENT GAS RESOURCE
PRL8
Cue 10.72%
EXPLORATION
T/37P & T/38P
* Cue 50%
OIL PRODUCTION/ APPRAISAL
PMP 38160/ PEP 38413
Cue 5%
EXPLORATION
PEP 38494
Cue 20%


* Operator

\+ MEO +5% OPTION

# PAPUA NEW GUINEA



PNG
NT
QLD
HIDES GAS FIELD
MORAN OIL FIELD
AGOGO OIL FIELD
HEDINIA/ IAGIFU OIL FIELD
GOBE, SE GOBE OIL FIELDS
PPL 190
KIMU GAS FIELD
PRL 8
PDL 3
Fold Belt
KUTUBU PIPELINE
BARIKEWA GAS FIELD
PRL 9
KUMUL MARINE TERMINAL
Proposed Gas Pipeline
To Port Moresby
Madang
Mt Hagen
Goroka
Kerema
Port Moresby
CUE ACREAGE
0
50
KILOMETRES

Cue Energy Resources Limited

## PAPUA NEW GUINEA

# SOUTH EAST GOBE FIELD


PPL219
Gobe Main Field
PDL4
PPL206
PDL3
PDL4
PPL190
PPL190
Makas
Wasuma
South East Gobe Field
SEG UNIT
Gobe 2X
Gobe 7X
Gobe 4
Gobe 3X
SEG 1
SEG 2
SEG 3
SEG 5,6
SEG 7
SEG 8
SEG 9
SEG 10
SEG 11
SEG 12
SEG 13
SEG 14
Saunders_1
Bilip_1
PN99-215
Cobra -1
Beaver_1
Tabe
Iehi-1
0 5
KILOMETRES
Oil
Gas
Lead
Seismic
Fault
Development well
Pipeline
Retention licence appl area

**... provides base income**

# SAMPANG PSC – INDONESIA

Cue Energy Resources Limited


113°00'E
113°30'E
114°00'E
07°00'S
07°30'S
9 200 000mN
700 000mE
750 000mE
Madura
Bangkalan
Sampang
Pamekasan
Sumenep
Surabaya
Sidoarjo
Pasuruan
Grati
Probolinggo
Besuki
Puteran
Genteng
Raja
Madura Strait
Geger (Java)-1
Konang-1
Jambu-1
Sumberlantang 1
Arnih Rancak 1
Kecodur Barat 1
Tanjung-001
Bujur Tengah-1
Bujur Timur-1
Durbuk-1
Prancak-1
Mandala-1
Gunung Kembar-1
Sumenep-1
Kertegeneh Field
Camplong-1
Gugul-1
Porong-1
Sampang PSC
Persik
Kentang
AREA II
Oyong Field
Wortel-1
Wortel-2
Pare
Rambat
Jalar
MS1-1
Herbras Utara
AREA III
Herbras-1
Paus
Tongkol
XX-1st
Ubur-Ubur
Madura Offshore PSC
MW-1
CD-1
MDB-1
Kerawa
Ang-1
Ang Utr-1
Mng-1
Ang-3
Ang-2
AREA I
Jeruk-1
Jeruk-2
Bakung
Kacang Panjang
Bengkoang
Enau
Flamboyan
KE-11C
KE-11H
KE-11E
KE-11G
28" Diameter Pipeline
LEGEND
Mundu
Kujung Fm
Plio-Pleistocene
Mid - Lt Miocene Clastics
Oil Field
Gas Field
0
10
20
Kilometres
N
MALAYSIA
Sumatra
INDONESIA
Java
Location

Source Santos Ltd

# DEVELOPMENT CONCEPT

Cue Energy Resources Limited


Java Sea
Madura
Gresik
Surabaya
Sampang
Sumenep
Worsel Wellhead Platform
Fso
7 Km Pipeline
Production Barge
Oyong Platform
Oil Phase
Madura Strait
60 km Pipeline
FGN Pipeline
Grati
Onshore Gas Processing Plant
Gas Phase
Trans Java Pipeline
Probolinggo
Leces
East Java

Source Santos Ltd

**... three stage development**

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# OYONG DEVELOPMENT


Well Head Deck
Stacked Template Structure (STS)
Conductor Pile
12.5m
10m
31m
3m
Sea Surface
Sea Floor

## OIL PHASE

- First oil September 2007, 2Q 2009 4100 bopd gross
- 6-10 million barrels recoverable
- 2.2 million barrels produced to 31 Dec 2008

## GAS PHASE

- Gas Sales Agreement signed
- Gas development underway
- First gas 3Q 2009 @ ~50 million cfd gross
- 100 billion cubic feet recoverable in mid case

## COST

- Estimated capital cost ~ USD210 million gross
- Cue share ~ USD31.5 million

*Source: Santos Ltd*

# WORTEL GAS DISCOVERY


Wortel
Surabaya
Sampang PSC
Madura Strait
Brantas PSC
Limit of Oyong 3D seismic
Wortel-1
Wortel-2
Pare Lead
Oyong Field (3D detail mapping)
1200
1300
1400
1500
1600
Gas
Gas above oil
Oil
Limit of Wortel reservoir
1km
Contour interval 20m

| RECOVERABLE GAS POTENTIAL (BCF) | | |
|---|---|---|
| LOW | MID | HIGH |
| 60 | 100 | 130 |

**Depth Map**

**... tie to Oyong**

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# WORTEL GAS DISCOVERY

- 140 metre gas column above gas/water contact
- Reservoir younger than at Oyong
- Tie back to Oyong
- Development approval 3Q 2009
- First gas IQ 2011
- Estimated CAPEX US$121 million
- Cue share US$18 million

Cue Energy Resources Limited

*NEW ZEALAND*

# MAARI OIL FIELD



5km
Maari
Maari-1
Moki-1
Maari-2
Moki-2A
PMP 38160
PEP 38413
Manaia
Manaia -1 (prop)
Maui-4
Water depth approx
100m




Auckland
NEW ZEALAND
LEGEND
Oil & Gas Field
Gas condensate Field
CUE Permit
Pipeline- Gas
Pipeline- Oil
Proposed well


| | |
|---|---|
| OMV (Operator) | 69% |
| Todd | 16% |
| Horizon | 10% |
| Cue | 5% |



Pohokura
New Plymouth
Kaimiro
Tui area fields
Maui
Kapuni
Kupe South
40km


**... upside potential in Maari & Manaia**

Cue Energy Resources Limited

# MAARI DEVELOPMENT SCHEME


Wellhead Platform
Floating Production Storage Offloading (FPSO)
Anchor chains
Production and water injection wells
Subsea Production, Test, Water Injection, and Umbilical

*Source OMV New Zealand*

**... development underway**

# Structure map on top Moki reservoir




1500
1500
MR1P7
MR6P2
1328
MR2P1
MR2aP1
MOKI-1
MR3P8
MR4P9
MR7P5
MR8P3
MR5P12
OWC
M·ARI-2
Well Head Platform
Top reservoir intersection
1300
1500
MOKI-2A
1328
Oil Producer
Water injector
1400
Scale 1km
Contour Interval 10m
Source OMV NZ January 2009

Cue Energy Resources Limited

# MAARI OIL DEVELOPMENT


CAPE EGMONT FAULT
ZONE
FAULT
KIWI
MAARI
Maari-1A (1998)
Moki-1 (1983)
Moki-2A (1985)
Maari-2
MANAIA
Maui-4 (1970)

- Platform, FPSO installed, Development drilling in progress
- First oil 1Q 2009, full production August 2009
- Initial rate ~ 35,000 bopd
  Cue share ~ 1,750 bopd

- $P_{50}$ oil reserves ~ 50 million barrels
  Cue share ~ 2.5 million barrels
  (area upside ~ +10-20 mmbbls)

- Capital cost ~ US$660 million gross
  Cue share ~ US$33 million
  Project loan facility US$20 million

... substantial oil production increase

# MANAIA



Maari WHP
Manaia Oil Field
Maari Oil Field
Moki
Mangahewa


## MAARI / MANAIA SCHEMATIC X-SECTION



SW
NE
MAUI - 4
MAARI - 1
10km
0
100
1000
2000
PLIO PLEISTOCENE
MIOCENE
OLIGOCENE
EOCENE
M2A
UPPER MANGANUI FORMATION
MOKI FORMATION
LOWER MANGANUI FORMATION
KAPUNI GROUP
Manaia Structure
Maari Structure




Top Mangahewa Sandstone
Depth Map
2528000M E
2530000M E
2535000M E
2539000M E
6141000M N
6135000M N
6130000M N
6126000M N
MAARI
MANAIA
Scale 2km

# CARNARVON BASIN PERMITS

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LEGEND
Oil Field
Gas Condensate Field
Cue Operated Permit
Cue Farmout Permit
0 25km
AUSTRALIA
Rose 3D Seismic Survey
Cue 100%
WA-389-P
WA-409-P
Cue 50%
Cue 20%
WA-359-P
Cue 15%
WA-361-P
Zeus
Cue 20%
MEO + 5%
Option
WA-360-P
Andromeda-1
Glatton-1
Brigadier-1
Snambu-1
Gandara-1
Eastwood-1
Malus-1
Lacerta-1
WA-270-P
200
Mutineer
Exeter
WA-191-P R3
WA-4-L R1
Hermes
Lambert
Angel
Talisman
Egret
Eaglehawk
Perseus
WA-17-L
Cossack
Wanaea
North Rankin
Goodwyn
Echo/Yodel
Rankin
Dockerell
Dixon
Wheatstone
Urania
Geryon
Pluto
Iago
Wilcox
Dionysus
Legendre
WA-1-P R5
WA-208-P R2
WA-2-L R1
WA-28-P R6
WA-254-P R2
WA-202-P R2
WA-310-P
WA-312-P
W03-9
WA-330-P
WA-321-P
WA-323-P
W04-9
WA-267-P
WA-350-P
WA-16-R
WA-17-R
20°


... adjacent to large fields

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# ARTEMIS PROSPECT


10km
WA-360-P
Zeus-1
Artemis
Eastbrook-1
Guilfo
Echo-1
Yodel-1
Wheatstone
gas field
Malmsey-1
Iago-1

*Source MEO 2009*

Cue Energy Resources Limited

# ARTEMIS PROSPECT



Wheatstone
WA-360-P
Wheatstone-1
Gas Chimney
Gas




Artemis-1


Source MEO 2009

Cue Energy Resources Limited

# ASHMORE CARTIER LEASE AUSTRALIA



Western Australia
AC/RL7
Cash-Maple Field
Cue 20%
Recoverable gas (BCF)
POTENTIAL
1P equiv
2P equiv
3P equiv
290
640
1430
Sunrise-Troubadour
Evan Shoals
Bayu-Undan
~200km
~700km
Challis/ Cassini
Skua
Crux
Scott Reef
Ichthys
Brecknock
Darwin
Gas Field
Pipeline
AC/RL7
Scale 200km


**... future production potential**

Cue Energy Resources Limited

# BASS BASIN PERMITS AUSTRALIA


VICTORIA
TASMANIA
N
CUEBASS08
2D Seismic Survey outline
Duke Energy International
Tasmanian Gas Pipeline
Konkon 1
Seal 1
T/45P
(Rawson Resources)
Toolka 1
T06-3
(Tap?)
Koorkah 1
Cormorant 1
King 1
Barramundi 1
Bass 1
T/44P
(Origin)
Trefoil 1
Yolla
Tilana I
Bass 2
Yurongi 1
Dondu 1
T/37P
White Ibis 1
T/RL1
Bass 3
Tarook 1
Nangkero 1
T/41P
T/18P
Poonboon 1
T/38P
Squid
Chat I
Narimba 1
Pelican 1
Flinders 1
Pelican 5
Pipipa 1
T/39P
T/43P
Peejay-1
T/42P
Durroon 1
Spikey Beach Prospect
Tasmanian Devil 1
Smithton
gas pipeline
LEGEND
Oil Field
Gas Condensate Field
CUE Permit (50% interest Operator)
Beach Petroleum farm-in area
(Cue 10% interest)
AUSTRALIA
Devonport
Tasmania
Launceston
0
25Km

... focus of renewed industry interest

Cue Energy Resources Limited

# SPIKEY BEACH PROSPECT


Spikey Beach-1
0.500
1.000
1.500
2.000
2.500
Top Eastern View objective
Proposed TD 2078m RT
1400
1350
1300
Pelican gas field

**POTENTIAL**

| | |
|---|---|
| Recoverable oil | 16 - 30 mmbbls |
| Cue share | 10% |

# ACTIVITY TIMING



Cue Energy Resources Limited
2008
2009
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
EXPLORATION SEISMIC
T/37P T/38P (2D)
WA-389-P (3D)
EXPLORATION/APPRAISAL DRILLING
PPL190
T/38P
WA-361-P
PEP38413
DEVELOPMENT PROGRAM
MAARI
FPSO & WHP INSTALLATION
PRODUCTION DRILLING
OIL PRODUCTION
1st oil
OYONG
GAS DEVELOPMENT
GAS PRODUCTION
1st gas
WORTEL
GAS DEVELOPMENT

# SUMMARY

## WHY INVEST IN CUE

- Balanced portfolio
  - Large increase in oil production
  - Gas production beginning
  - Appraisal drilling
  - Exploration drilling
  - Quality exploration acreage
  - Large gas upside

**IT'S ALL ABOUT PERFORMANCE**